Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED INCREASES EQUITY OFFERING TO U.S.$130,000,000

AS UNDERWRITER EXERCISES ITS RIGHT TO PURCHASE ADDITIONAL CLASS A SHARES

For Immediate Release to

Marketwire and

U. S. Disclosure Circuit

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE ALTERNEXT US SYMBOL:  CEF

TORONTO, Ontario (January 27, 2009) - Central Fund of Canada Limited (“Central Fund”) is pleased to announce that CIBC World Markets Inc. has exercised its right to purchase an additional 960,000 Class A Shares at a price of U.S.$10.40 per Class A Share, for additional gross proceeds of U.S.$9,984,000 to Central Fund.  CIBC World Markets Inc. agreed earlier this morning to purchase 11,540,000 Class A Shares for gross proceeds of U.S.$120,016,000.

The purchase price of U.S.$10.40 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund.  The additional net proceeds have been committed to purchase gold and silver bullion for settlement at closing, in keeping with the asset allocation policies established by the Board of Directors of Central Fund. The additional capital raised by this underwriting is expected to assist in reducing the annual expense ratio in favour of the shareholders of Central Fund.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplements and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives.  Class A Shares are quoted on the NYSE Alternext US, symbol CEF and the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878
Website: www.centralfund.com .. Email: info@centralfund.com.